Exhibit (a)(1)(i)

Neither Embrapar nor any of its affiliates has commenced the tender offer to which this communication relates. In connection with the proposed transaction, Embrapar will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials, as they may be amended from time to time, before making any decision with respect to the offer, because they will contain important information. Shareholders of Net may obtain a free copy of the Tender Offer Statement and its exhibits (when available) and other related documents filed by Embratel with the SEC at the SEC’s website at www.sec.gov.

The offer will not be made or directed to holders of Net common or preferred shares in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction, and tenders of Net shares will not be accepted from or on behalf of holders in any such jurisdiction. However, Embrapar may, in its sole discretion, take such action as it may deem necessary to extend the offer in any such jurisdiction.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Embrapar and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Embrapar is under no obligation and expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EMBRATEL PARTICIPAÇÕES S.A.
CNPJ/MF 02.558.124/0001-12
N.I.R.E. 3330026237-7
Listed Company

MATERIAL FACT

Embratel Participações S.A. (“Embrapar”), in compliance with Instrução nº 358/02 of the Brazilian Comissão de Valores Mobiliários (“CVM”), informs the general public and its shareholders, supplementing the Statement of Material Fact disclosed to the market on February 16, 2012, that, on March 5, 2012, its subsidiary Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”) acquired indirect control of Net Serviços de Comunicação S.A. (“NET”), as a result of its acquisition of 1,077,520 common shares of  GB Empreendimentos e Participações S.A. (“GB”), the controlling shareholder of NET, which were previously held by Globo Comunicação e Participações S.A. (“Globopar”). The acquired shares represent 5.5% of the voting capital of GB and were subject to a put option granted by Globopar (the “Option”), under the terms of the Shareholders Agreement of GB, executed on March 21, 2005.

As a result of the exercise of the Option, Embrapar now holds, together with Embratel, 10,612,011 common shares of GB, representing 54.5% of the voting capital of GB and 38,916,293 preferred shares of GB, representing 100% of the preferred shares of GB. As a result of the acquisition, together Embrapar and Embratel now hold, direct and indirectly, through GB, 92.2% of the total capital stock of NET.

The price per share of GB paid to Globopar was R$ 5.97607720, in accordance with the terms of the Option, totaling R$ 6,439,342.70 for all the purchased common shares. GB is a holding company that exclusively holds common shares issued by NET in the same number of total shares representing its own capital stock.

With the acquisition of control of NET, Embrapar seeks to enhance its activities in the Brazilian telecommunications market.

Embrapar intends to launch a unified tender offer for the acquisition of all common and preferred shares issued by NET, including preferred shares represented by American Depositary Shares, and the shares negotiated on LATIBEX, the Latin-American stock exchange, pursuant to the following terms (the “Offer”):

1 – Public tender offer due to sale of control, as a result of the exercise of the Option, in accordance with art. 254-A of the Brazilian Law 6.404/76 and item 8.1 of the BM&FBOVESPA Level 2 Corporate Governance Regulation (“Change of Control Offer”);

2 – Public tender offer for the exit of BM&FBOVESPA Level 2 by NET, in accordance with item 11.2 of the BM&FBOVESPA Level 2 Corporate Governance Regulation (“Level 2 Delisting Offer”); and

3 – Public tender offer for NET’s deregistration with CVM, in accordance with art. 4th of Brazilian Law 6.404/76 and item 10.2 of the BM&FBOVESPA Level 2 Corporate Governance Regulation (“Deregistratin Offer”).

The Offer is: (a) subject to the registration with, and approval by CVM of the adoption of procedures for the unitary offer; and (b) conditioned upon the conditions described in the paragraphs below.

In accordance with item 10.3 of BM&FBOVESPA Level 2 Corporate Governance Regulation, Embrapar informs that the maximum price per NET common or preferred share (“Maximum Price”) that it will pay in the Offer is R$26.04, adjusted in accordance with the variation of the CDI index from March 5, 2012 until the date on which an appraisal report, prepared in accordance with item 10.1.1 of BM&FBOVESPA Level 2 Corporate Governance Regulation, is issued on Net’s common and preferred shares (the “Appraisal Report”).  The Maximum Price will serve as the reference price for whether Embratel will be required to conduct (i) the Level 2 Delisting Offer and (ii) the Deregistration Offer.

If the price per share of NET calculated pursuant to the Appraisal report is higher than the Maximum Price, Embrapar will be  entitled to cancel the Deregistration Offer and/or the Level 2 Delisting Offer, maintaining solely the Change of Control Offer, in accordance with art. 254-A of Brazilian Law 6.404/76 and item 8.1 of the BM&FBOVESPA Level 2 Corporate Governance Regulation.

The Shareholders of NET shall be called to decide on: (a) the choice of the institution that will prepare the Appraisal Report; (b) the deslisting of NET from Level 2 Corporate Governance of the BM&FBOVESPA; and (c) NET’s deregistration with CVM.

All other terms and conditions of the Offer shall be subsequently disclosed to the market.

Finally, Embrapar will commence evaluating a corporate reorganization involving GB, NET and its subsidiaries, in order to take advantage of synergies and other strategic benefits.  Any results of such evalution will be informed to Embrapar’s shareholders and the public in general. It is the intention of Embrapar that it concludes its evaluation before the Appraisal Report finalized.

Rio de Janeiro, March 6, 2012.
Embratel Participações S.A.
Isaac Berensztejn / Investors’ Relations Officer

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